Filed by SES S.A. pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Intelsat S.A./New Commission File No.: 132-00001

Press Release

SES to acquire Intelsat in compelling

transaction focused on the future

Value accretive transaction underpinned by €2.4 billion (NPV) of readily executable synergies.

Creating a stronger multi-orbit operator with ~60% of revenue in high growth segments.

Enhances competitive offerings to deliver customer value through segment-relevant solutions.

Expanded cash flows, profitable growth outlook, & strong balance sheet drive total shareholder return.

Luxembourg and McLean, VA, 30 April 2024 — SES S.A. (“SES”) and Intelsat S.A. (“Intelsat”) announce an agreement for SES to acquire Intelsat through the purchase of 100% of the equity of Intelsat Holdings S.a.r.l. for a cash consideration of $3.1 billion (€2.8 billion) and certain contingent value rights. The combination will create a stronger multi-orbit operator with greater coverage, improved resiliency, expanded suite of solutions, enhanced resources to profitably invest in innovation, and benefit from the collective talent, expertise, and track record of both companies.

The combination will deliver greater value for customers and partners, as well as providing a compelling alternative in the new era of growth, innovation, and competition for the satellite communications industry.

The transaction, which is subject to relevant regulatory clearances/filings and customary provisions concerning cooperation and measures in seeking such regulatory clearances, which are expected to be received during the second half of 2025, is fully supportive of SES’s financial policy and is underpinned by expected total synergies equivalent to 85% of the total equity value of the transaction. The transaction has been unanimously approved by the Board of Directors of both companies and Intelsat shareholders holding approximately 73% of the common shares have entered into customary support agreements requiring them to vote in favour of the transaction.

Transaction highlights

•	Delivers €2.4 billion (NPV) of synergies (85% of equity consideration) with 70% executed within 3 years after closing.

•	Expands multi-orbit satellite-based capabilities, spectrum portfolio, and global ground network to serve customers.

•	Increases revenue in high demand and growing Networks segments representing ~60% of expanded revenue base.

•	Combines complementary investment in space, ground, and network innovation to unlock future value and opportunity.

•	Brings together a wealth of collective talent, expertise, engineering knowledge, and go-to-market capabilities.

•	Company(1) will benefit from gross backlog of €9 billion, revenue of €3.8 billion, and Adjusted EBITDA of €1.8 billion.

•	Medium-term Adjusted EBITDA growth driving future free cash flow (FCF) generation outlook.

•	Commitment to investment grade metrics with net leverage below 3 times within 12-18 months after closing.

•	Commitment to annual dividend of €0.50 per A-share with expanded FCF base supporting potential for future increases.

All financial information in this press release is stated using a foreign exchange (FX) rate of €1: $1.09.

1)

Pro forma (combined) revenue (2024E) and gross backlog (at 31 December 2023) is adjusted to eliminate intercompany transactions. 2024E Adjusted EBITDA includes Intelsat non-cash revenue of ~€175 million. Financial outlook assumes nominal satellite launch schedule and nominal satellite health status.

Adel Al-Saleh, CEO of SES, commented: “This important, transformational agreement strengthens our business, enhances our ability to deliver world-class customer solutions, and generates significant value for our shareholders in a value accretive acquisition which is underpinned by sizeable and readily executable synergies.

In a fast-moving and competitive satellite communication industry, this transaction expands our multi-orbit space network, spectrum portfolio, ground infrastructure around the world, go-to-market capabilities, managed service solutions, and financial profile. I am excited by the opportunity to bring together our two companies and augment SES’s own knowledge base with the added experience, expertise, and customer focus of the Intelsat colleagues.

Going forward, customers will benefit from a more competitive portfolio of solutions with end-to-end offerings in valuable Government and Mobility segments, combined with value-added, efficient, and reliable offerings for Fixed Data and Media customers. This combination is also positive for our supply chain partners and the industry in creating new opportunities as satellite-based solutions become an increasingly integral part of the wider communications ecosystem.

Our expanded business will deliver sustained EBITDA growth and strong cash generation, in turn supporting incremental profitable investment in capabilities and solutions to fulfil rapidly expanding and evolving customer demand while also delivering sustained returns to shareholders.”

David Wajsgras, CEO of Intelsat, commented: “Over the past two years, the Intelsat team has executed a remarkable strategic reset. We have reversed a 10-year negative trend to return to growth, established a new and game-changing technology roadmap, and focused on productivity and execution to deliver competitive capabilities. The team today is providing our customers with network performance at five 9s and is more dedicated than ever to customer engagement and delivering on our commitments. This strategic pivot sets the foundation for Intelsat’s next chapter.

By combining our financial strength and world-class team with that of SES, we create a more competitive, growth-oriented solutions provider in an industry going through disruptive change. The combined company will be positioned to meet customers’ needs around the world and exceed their expectations.”

All financial information in this press release is stated using a foreign exchange (FX) rate of €1: $1.09. Pro forma (combined) revenue and gross backlog is adjusted to eliminate intercompany transactions. Pro forma leverage is after acquisition costs including related fees. The financial outlook assumes nominal satellite launch schedule and nominal satellite health status. Net Present Value (NPV) of expected synergies includes expected realisation costs. Further information regarding the financial information presented is provided below (see page 5).

Overview of the transaction

On closing of the transaction (subject to receipt of relevant regulatory clearances and other relevant requirements expected during the second half of 2025), SES will pay $3.1 billion (€2.8 billion) to acquire 100% of the equity of Intelsat Holdings S.a.r.l. in a transaction which implies an Enterprise Value of $5.0 billion (€4.6 billion). The transaction will be financed from existing cash and equivalents (which stood at €2.4 billion on 31 March 2024) and the issuance of new debt, including hybrid bonds. Additionally, SES will issue contingent value rights in respect of a portion of any potential future monetisation of the combined collective usage rights for up to 100 MHz of C-band spectrum.

Prior to closing, both company’s existing management teams will maintain their focus on executing against their respective near-term business and financial objectives, as well as closing of the transaction.

The combined SES will continue to be headquartered and domiciled in Luxembourg, while maintaining significant presence in the U.S., notably in the greater Washington, D.C. area.

Highly accretive acquisition

The transaction will be free cash flow accretive to SES from Year 1 and brings together two trusted operators with a combined gross contract backlog of €9 billion, growth-oriented portfolios concentrated on Networks segments with expanding demand, shared vision of delivering seamless end-to-end customer solutions, and complementary investment in innovation, while also sharing strong balance sheet metrics and long-term cash generation fundamentals.

By integrating the two companies, SES expects to deliver synergies with a total net present value (NPV) of €2.4 billion (after approximately €155 million of estimated realisation costs), representing an annual run rate of €370 million of which approximately 70% is anticipated to be executed within 3 years after closing of the transaction. The NPV of the synergies is equivalent to 85% of the total equity value of the transaction, while opportunities to realise further synergies will be explored before and after closing.

Most of the synergies are expected to be executed from the combination of selling, general, and administrative savings as well as optimisation of third-party capacity costs and future efficiencies in procurement. The remaining synergies will be captured from optimising the combined satellite fleets and ground infrastructure with the process expected to start soon after closing.

Creating a stronger multi-orbit operator in the new market landscape

Bringing together these two companies, with the associated synergies, will create a stronger multi-orbit operator better able to compete in a fast-moving satellite communications landscape and respond to the evolution of competing communications technologies.

With a combined fleet of more than 100 Geostationary Earth Orbit (GEO) and 26 Medium Earth Orbit (MEO) satellites, the combined SES will benefit from enhanced coverage, greater network resiliency, complementary spectrum (C-, Ku-, Ka-, Military Ka-, X-band, and Ultra High Frequency) rights, and improved service delivery utilising an expanded network of ground segment assets.

By end-2026, 8 new GEO (including 6 software-defined) satellites and 7 new MEO (O3b mPOWER) satellites are expected to be launched adding further redundancy and additional growth capacity.

On a pro forma basis, Government, Mobility, and Fixed Data segments with expanding customer demand for reliable, high-performance connectivity solutions anywhere on land, at sea, or in the air will represent around 60% of SES’s total expanded revenue base of €3.8 billion, underpinning the group’s orientation to valuable growth segments.

The integrated company will have a stronger financial profile compared with the standalone SES, with combined gross backlog of €9 billion (on 31 December 2023) underpinning future cash flow visibility, expected Adjusted EBITDA of €1.8 billion (year ended 31 December 2024) demonstrating robust profitability, and expected Adjusted EBITDA less CapEx of €0.8 billion (year ended 31 December 2024) supporting recurring cash generation fundamentals.

In turn, the stronger financial profile enhances the ability to better invest in future network infrastructure, customer solutions, and future use-cases and/or business diversification opportunities with a better risk profile, than could be done by the two companies on a standalone basis.

Strengthening competitive positioning with enhanced customer solutions

With the creation of a stronger multi-orbit operator, customers across Government, Mobility, Fixed Data, and Media segments will benefit from an expanded set of capabilities and solutions which will enable them to expand their network reach, add further resiliency, improve productivity across their operations, and bring world-class experiences to their end-users.

The combined company will be able to better meet growing Government demand for secure, reliable, and high-performance connectivity for a wide range of mission-critical applications. Customers will benefit from the integrated, multi-orbit solutions of both companies and their expertise in delivering trusted services for some of the most demanding government agencies and missions around the world.

In Mobility, customers will be better served from bringing together the two companies’ complementary offerings, notably Intelsat’s commercial aviation division which today is serving nearly 3,000 connected aircraft, and SES’s maritime business which includes supporting five major cruise line operators via fully managed, multi-orbit connectivity agreements. The combination will also support the evolving needs of channel partners across the segments.

In Fixed Data, customers will be able to take advantage of the combined company’s expanded multi-orbit network coverage, complementary innovations in software-defined delivery, and competitive offerings capable of seamless integration with cloud and 5G applications. Both companies have a proven record serving the requirements of major telecommunications companies, mobile network operators and cloud service providers in this growth segment.

In Media, the transactions brings together complementary capabilities for customers including pay-TV operators, free-to-air/free-to-view platforms, public and private broadcasters, and sports & events brands who will have access to global audience reach with improved redundancy features via a competitive range of broadcast solutions, plus additional value-added services.

Building sustained total shareholder return

Based on the 2024 financial outlook, the combined company is expected to generate approximately €3.8 billion in annual revenue (after adjusting for intercompany eliminations) and is expected to deliver low- to mid-single digit average annual growth over the medium-term. Growth will be driven by the combination of high growth Government, Mobility, and Fixed Data businesses, anchored by a Media business with solid cash generation fundamentals, despite contracting capacity demand in mature markets due to expansion of terrestrial broadband networks and changing consumer viewing habits against which the combined company will be better positioned to compete.

Including the benefit of OpEx synergies, 2024 pro forma Adjusted EBITDA of approximately €1.8 billion is expected to increase by a mid-single digit average annual growth rate. Adjusted EBITDA includes around €175 million of Intelsat non-cash revenue.

The two companies are expected to invest combined CapEx of approximately €1 billion in 2024, with an average of €600-650 million per annum for the period 2025-2028 including synergies. The combination of growing EBITDA and decreasing CapEx will support future free cash flow expansion, supporting future investment in innovation and shareholder returns.

The transaction is expected to deliver an internal rate of return of more than 10%. On closing, Adjusted Net Debt to Adjusted EBITDA is forecast to be around 3.5 times before reducing to below 3 times within 12-18 months after closing, consistent with SES’s commitment to maintain investment grade balance sheet metrics. SES will maintain an annual base dividend of €0.50 per A-share (€0.20 per B-share) with a stable to progressive dividend policy.

Guggenheim Securities acted as lead financial advisor to SES. Morgan Stanley & Co. LLC acted as co-financial advisor. Deutsche Bank Securities Inc also acted as a financial advisor. Morgan Stanley and Deutsche Bank AG, Filiale Luxembourg are providing committed financing for the transaction. Both Guggenheim Securities and Morgan Stanley & Co. LLC rendered a fairness opinion to SES’s Board of Directors. Gibson, Dunn & Crutcher, Arendt & Medernach, Hogan Lovells, and Freshfields served as legal counsel to SES.

PJT Partners served as financial advisor to Intelsat and rendered a fairness opinion to the Intelsat S.A. Board of Directors. Skadden, Arps, Slate, Meagher & Flom, and Elvinger Hoss Prussen served as legal counsel to Intelsat.

Financial information presented in this press release

Accounting recognition and measurement principles: SES financial information presented using the recognition and measurement principles of International Financial Reporting Standards (IFRS). Intelsat financial information uses those of U.S. Generally Accepted Accounting Principles (GAAP). The financial information presented for SES and Intelsat does not apply a consistent set of accounting policies.

Currency conversion: all financial numbers based on an assumed foreign exchange (FX) rate of €1: $1.09. Pro forma financial information are aggregations of the corresponding SES and Intelsat financial information, adjusted for the elimination of material intra-group transactions. Financial Outlook information is conditional on nominal satellite health and nominal launch schedule.

The following Additional Performance Metrics (APMs) are used: “Adjusted EBITDA” is reported EBITDA excluding significant special items as defined by SES and Intelsat respective managements, including (but not necessarily limited to) reorganisation costs and the impact of U.S. C-Band repurposing; “Gross Debt” represents current and non-current borrowings plus 50% of perpetual hybrid bonds; “Adjusted Net Debt” represents current and non-current borrowings plus 50% of perpetual hybrid bonds, less cash & cash equivalents; “Net Leverage” refers to Adjusted Net Debt divided by Adjusted EBITDA; “Capital Expenditure (CapEx)” represents net cash absorbed by investing activities excluding acquisitions, financial investments, and U.S. C-band repurposing; and “Gross Backlog” represents expected future revenue under existing customer contracts and includes both cancellable and non-cancellable contracts.

Presentation for investors and analysts:

A presentation of the transaction for investors and analysts will be hosted at 9.30 CEST on 30 April 2024 and will be broadcast via webcast and conference call. The details for the conference call and webcast are as follows:

U.K.	+44 (0) 33 0551 0200
France	+33 (0) 1 70 37 71 66
Germany	+49 (0) 30 3001 90612
U.S.A.	+1 786 697 3501

Confirmation code	SES
Webcast registration	https://channel.royalcast.com/landingpage/ses/20240430_2/

The presentation is available for download from https://www.ses.com/investors/financial-results and a replay will be available shortly after the conclusion of the presentation.

For further information please contact:

Richard Whiteing	Suzanne Ong	Clay McConnell
SES Investor Relations	SES External Communications	Intelsat Communications
Tel: +352 710 725 261	Tel: +352 710 725 500	Tel +1 571 419 9305
richard.whiteing@ses.com	suzanne.ong@ses.com	Clay.mcconnell@Intelsat.com

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About SES

SES has a bold vision to deliver amazing experiences everywhere on earth by distributing the highest quality video content and providing seamless data connectivity services around the world. As a leader in global content connectivity solutions, SES owns and operates the world’s only geosynchronous orbit and medium earth orbit (GEO-MEO) constellation of satellites with the unique combination of global coverage and high performance. By leveraging its vast and intelligent, cloud-enabled network, SES delivers high-quality connectivity solutions anywhere on land, at sea or in the air, and is a trusted partner to the world’s leading telecommunications companies, mobile network operators, governments, connectivity and cloud service providers, broadcasters, video platform operators and content owners. SES’s video network carries over 6,400 channels, reaching 363 million households, delivering managed media services for both linear and non-linear content. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com.

About Intelsat

Intelsat’s global team of professionals is focused on providing seamless and secure, satellite-based communications to government, non-governmental organisations, and commercial customers through the company’s next-generation worldwide network and managed services. Bridging the digital divide by operating one of the world’s largest and most advanced satellite fleet and connectivity infrastructures, Intelsat enables people and their tools to speak over oceans, see across continents and listen through the skies to communicate, cooperate, and coexist. Since its founding six decades ago, the company has been synonymous with satellite industry “firsts” in service to its customers and the planet. Leaning on a legacy of innovation and focusing on addressing a new generation of challenges Intelsat team members now have their sights on the “next firsts” in space as they disrupt the field and lead in the digital transformation of the industry.

Forward looking statements

This communication contains forward-looking statements. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing and consummation of the transaction described herein, involve risks and uncertainties. SES’s and Intelsat’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Intelsat or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of SES or Intelsat; the ability of SES and Intelsat to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, and regulatory, economic and other risks associated therewith; and continued uncertainty around the macroeconomy. Other factors that might cause such a difference include those discussed in the prospectus on Form F-4 to be filed in connection with the proposed transaction. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, SES and Intelsat undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, SES intends to file with the SEC a registration statement on Form F-4 that also constitutes a prospectus of SES. SES also plans to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about SES and Intelsat, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SES will be available free of charge on SES’s website at www.ses.com or by contacting SES’s Investor Relations Department by email at ir@ses.com. Copies of the documents filed with the SEC by Intelsat will be available free of charge on Intelsat’s website at www.intelsat.com or by contacting Intelsat’s Investor Relations Department by email at investor.relations@intelsat.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.